2008 AMENDMENT
TO
EMPLOYMENT AGREEMENT

This Amendment (the "Amendment") to the EMPLOYMENT AGREEMENT (the "Agreement") made as of August 1, 2002 between PEPCO HOLDINGS, INC. (the "Company") and WILLIAM T. TORGERSON (the "Executive ") is adopted by the parties hereto to be effective as of August 1, 2008.

WHEREAS, the Parties wish to modify and supplement the terms of the Employee's employment with the Company for compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), as hereinafter provided;

WHEREAS, while the Agreement must be operated in compliance with Code Section 409A, pursuant to guidance issued by the Internal Revenue Service amendments to comply with the provisions Code Section 409A to bring the applicable document into compliance with Code Section 409A must be made no later than December 31, 2008, to be effective **no** later than January 1, 2009:

Accordingly, the Parties agree as follows:

Section 5(b)(i) is amended in is entirety to read as follows:

"(i)   Any outstanding service based restricted stock that would become vested (that is, transferable and nonforfeitable) if the Executive remained an employee through the Term of this Agreement will become vested as of the date of the Executive's termination of employment. In addition, with respect to any outstanding performance based restricted stock and any restricted stock the Company has agreed to award the Executive at the end of a performance period subject to the Company's achievement of performance goals, if the date as of which the restricted stock is to become vested falls within the Term of this Agreement, the stock will become vested, at the end of the performance period if and to the extent that the performance goals are met."

Section 5(b)(iv) is deleted in its entirety.

Section 5(d)(iv) shall be added to the Agreement to read as follows:

"(iv) Any Gross-up Payment shall be made not later than the end of the Executive's taxable year next following the taxable year in which the Executive remits the excise tax under Code Section 4999 and any taxes related thereto."

Section 15 shall be added to the Agreement to read as follows:

(a)   Notwithstanding any provision herein or in any other agreement with the Company to the contrary, if the Executive qualifies as a "specified employee", as defined in Code Section 409A(2)(B)(i) at the time of the Executive's separation from service for any reason other than death, any benefits otherwise provided or payable which are subject to Code Section 409A(a)(2)(B) shall be subject to a six month deferral in payment and will not be otherwise payable, or provided to the Executive, until the earlier of the date of the Employee's death or six months after the date of such separation from service. Any amounts that are deferred in respect of this six month restriction shall be paid to Executive as soon as practicable after the end of the six- month period (or date of death if earlier), but in no event later than 5 business days after the end of such six month period, at which time any remaining payments and benefits will continue to be paid and provided for in the normal form described in herein.

(b)   Notwithstanding any provision herein, any payment or benefit under this Agreement which is considered a reimbursement under Code Section 409A must be made no later than the last day of the Executive's taxable year following the Executive's taxable year in which the expense subject to the reimbursement was incurred."

This Amendment shall be effective August 1, 2008.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement.

EXECUTIVE

/s/ William T. Torgerson

PEPCO HOLDINGS, INC.

By: /s/ D. R. Wraase
        Name: Dennis R. Wraase
        Title: Chairman & CEO